UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2016

Commission File No.: 333-204074

WINS FINANCE HOLDINGS INC.

7 Times Square
37TH Floor
New York NY 10036

(Address of Principal Executive Offices.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Other Events.

On February 18, 2016, Wins Finance Holdings Inc., a Cayman Islands company (“Company” or “we,” “us” or “our”), was advised that the Nasdaq Listing Qualifications Panel (the “Panel”) determined that the Company’s ordinary shares will remain listed on The Nasdaq Stock Market. The Panel made the decision following the Company’s hearing on February 11, 2016.

As previously disclosed, the Nasdaq Listing Qualifications Staff (the “Staff”) had determined that the Company did not evidence compliance with the 300 round lot shareholder requirement required for initial listing on The Nasdaq Capital Market following completion of the Company’s business combination in late October 2015. Consequently, the Company’s ordinary shares were subject to delisting. In response, the Company requested a hearing before the Panel to appeal the Staff’s determination. As a result of the Panel’s determination, the Company’s ordinary shares will remain listed on The Nasdaq Capital Market.

Exhibits.

Number	Description
99.1	Press release dated February 22, 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated February 22, 2016

WINS FINANCE HOLDINGS INC.

By: /s/ Richard Xu

Name: Richard Xu

Title: Co-President